BACKSTROM MCCARLEY BERRY & CO., LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For The Year End December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
65679

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _0_11_0_11_20_2_1___________AND ENDING__ 1_21_3_11_20_2_1 _
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:____B_ac_k_s_r_om_M_c_c_a_rl_ey_B_e_r_ry_&_c_o_., _LL_c________________________ __

TYPE OF REGISTRANT (check all applicable boxes):

:-.X Broker-dealer ☐ Security-based swap dealer 0 Major security-based swap participant

Check here if re pondent is al o an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

115 Sansome Street, Mez. A

(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code I

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent E. Mccarley	(415) 433-0270	vmccarley@bmcbco.com
{Name)	(Area Code -Telephone Number)	(Email Address)

8. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors

(Name - if individual, state last, first, and middle name)

80 Washington Street, Building S	Woodland Hills	MA	02061
(Address)	(City)	(State)	IZip Code)

02/24/2009	3373
(Date of Registration with PCAOBJ(1f applicable)	IPCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

• Claims for e empt•or, from the r quire:rnent that the annual reports be covered by the reports of an independent public accountant must be: support d by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5{e)(II(i1), if applicabl .

Persons who are tc respond to the collection of information contained in this form ilre not required to respond unless the form displays a currently valid 0MB control number.

<center>**OAiH OR AFFIRMATION**</center>

1, <u>Vincent</u> E. <u>McCarley</u>   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of   <u>Backstrom Mccarley Berry & Co., LLC</u>   , as of <u>December 31</u>   , 2.Q21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case;nay_b aviny prop iet_arv j9terest in11ny   t-classifie solely as that of a customer.

Signature: _____

NOTARY PUBLIC   Title: _____

Comm. No   cL / -6
17-73

Sen J. Felman
Notary Public

This filing•• contains (check all applicable boxes):

- (a) Statement of financial condition.
- 0 (bl Notes to consolidated statement of financial condition.
- Kl (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, sta em comprehensive income (as defined in§ 210.1-02 of Regulation S-X).
- &:: (d) Statement of cash flows.
- 11U (e) Statement of change.sin stockho!d-ers' or partn,ers' ,or sol.e ptoprietor's equlty.
- □ (f} Statement of changes in I1iabmtie:s suloord|inated to claims or creditors.
- (g) Notes to consolidated finaindal statements.
- Ii] (h) Computation of net capital under 17CfR 240.1Sc3-1 or 17 CFIR 240,18c1-I-,as applicable,.
- 0 (i) Computation of tangiblle net worth und,er 17 CFR 240.IBa-2.
- 0) Cornputation for determination of customer reserve require ents pursuant to Exhibit A t0 17 CflR 24Ci.1Se3--3.
- ,:J {I<) Computat,ion for determinatiion of security-based swap reserve req'uirements pursuant to Exhliolt Btu 17 CFR 240,ist3-·3 of Exhibit A to 17 CIFR 240.18a-4, as a;pplkable.
- 0 (I) Computation for Determination of PAB Requirements under Exhibit A to§ 240,.15e3-3.
- (m) Information relatlng to possession or control requirements for customers under 17 CFR140.1Sc3-3.
- D (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3,(p)(2) or 17 CFR 240.IBa-4, as appl.icable.
- Xi (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 24□,15c3-'l, 17 CFR 240.IBa-I, or 17 CFR 240.ISa-2, as applicable, and the reserve requirements under 17 Cf 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [] (p) Summary of financial data for s,ubsidiaries not consolidated in the statement of financial condition.
- (q) oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a•7, as applicable,
- O (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.ISa-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.ISa-7, as applicable.
- [J (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [xi (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- O (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-S or 17 crn 240.ISa-7, as applicable.
- tx) (w) Independent public accountant's report based on a review of the exemption repent under 17 CFR 240.17a-5 or 17 CFR 240.IBa-7, as applicable.
- I (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as <1pplicable.
- L.l (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- 'J (z) Other:_____

H request confidential treatment of certain portions of this filing, see 17 CFR 240.IIa-5(e)(3) or 17 CFR 240.I8o-7(d)(2), os applicable.

BACKSTROM MCCARLEY BERRY & CO., LLC
Financial Statements and Other Financial Information
As of December 31, 2021

Table of Contents



LMHS, P.C.
Crrtif,rd Public Acco11111nms and Advisors

Report of /Julepe11de11t Registered Public Acco1111ti11g Firm

To the Members of
Backstrom Mccarley Berry & Co, LLC
San Francisco, California

Opinion 011 the Fi11a11cial Statements

We have audited the accompanying statement of financial condition of Backstrom Mccarley BerTy & Co, LLC, as of December 31, 2021, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Backstrom McCarley BerTy & Co, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in confonnity with accounting principles generally accepted in the United States of America.

Basis/or Opiuhm

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Backstrom McCarley Berry & Co, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to etTor or fraud. Our audit included perfonning procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and perfom1ing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

S11pple111e11tal /11for111atio11

The supplemental information appearing on pages 13 through 18 has been subjected to audit procedures performed in conjunction with the audit of Backstrom Mccarley Berry & Co, LLC's financial statements. The supplemental information is the responsibility of Backstrom McCarley Berry & Co, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240. I 7a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lt1//J,Ae.

LMHS, P.C.
We have served as the Backstrom McCarley Ben·y & Co, LLC's auditor since 2020.
Norwell, Massachusetts

Febrnaiy 25, 2022

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 1,849,922
Deposit With Clearing Organization	240,261
Customer Accounts Receivable	339
Prepaid Expenses	47,281
Operating Lease Right-Of-Use Asset	51,860
Total assets	**$ 2,189,663**

Liabilities and Members' Equity

Liabilities

Accounts Payable And Accrued Expenses	$ 30,889
Pension Payables	498,000
Operating Lease Liability	53,973
Total liabilities	582,862

Commitments and contingencies

Members' Equity

Members' Equity	1,606,801
Total Members' Equity	**1,606,801**
Total Liabilities And Members' Equity	**$ 2,189,663**

The accompanying notes are an integral part of these financial statements.

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Income
For The Year End December 31, 2021

Revenues

Underwritting fees	$	1,188,846
Financial advisory fees		1,336,381
Commissions		106,437
Interest income		1,006
Total revenues		2,632,670

Expenses

Employee compensation and benefits	1,410,895
Commission expenses	64,341
Communication and data processing	99,715
Occupancy	134,631
Professional fees	271,387
Insurance	42,929
Travel expenses	147,957
Other operating expenses	112,002
Total expenses	2,283,857
Net income (loss) before income tax provision	348,813
Income tax provision	6,800
Net income (loss)	$ 342,013

The accompanying notes are an integral part of these financial statements.

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of changes in Members' Equity
For the Year Ended December 31, 2021

	Total Members' Equity
Balance at December 31, 2020	$ 1,264,788
Net income (loss)	342,013
Balance at December 31, 2021	$ 1,606,801

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Cash Flows
December 31, 2021

Cash flow from operating activities:

Net income (loss)		$ 342,013
Adjustments to reconcile net income (loss) to net		
cash and cash equivalents provided by (used in) operating activities:		
Loan forgiveness from Paycheck Protection Program	(208,397)	
(Increase) decrease in :		
Deposit with clearing organization	(7,743)	
Customer accounts receivable	1,661	
Prepaid expenses	(1,416)	
Operating lease right-of-use assets	87,302	
(Decrease) increase in :		
Accounts payable and accrued expenses	(13,863)	
Pension payables	(134,000)	
Operating lease liabilities	(89,304)	
Total adjustments		(365,760)
Net cash and cash equivalents provided by (used in) operating activities		(23,747)
Net cash and cash equivalents provided by (used in) investing activities		
Proceeds from paycheck protection program loan payable	208,397	
Net cash and cash equivalents provided by (used in) financing activities		208,397
Net increase (decrease) in cash and cash equivalents		184,650
Cash and cash equivalents at December 31, 2020		1,665,272
Cash and cash equivalents at December 31, 2021		$ 1,849,922

Cash paid during the year for:

Interest	$	
Income taxes	$	6,800

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Backstrom Mccarley Berry & Co., LLC (the "Company")   was organized in the State of California on June 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company provides public finance services as a municipal securities broker-dealer, government securities broker-dealer, non-profit securities broker-dealer, and financial advisor. Regarding municipal fixed income securities, the Company services primarily major institutional clients and specializes in selling bonds to small and medium sized institutional buyers, in addition to retail clients of bank trust departments, money managers, and advisors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation for the year ended December 31, 2021:

Performance Obligation Satisfied at a Point in Time	$	2,632,670
Performance Obligation Satisfied at a Point Over Time		
	$	2,632,670

Advertising costs are expensed as incurred. For the year ended December 31, 2021, advertising expense was $3,079.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2021 was $240,261.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2021, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		6,000
Total income tax provisions	$	6,800

NOTE 4: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Financial Accounting Standard Board ASC 712, such costs are to be accounted for on the accrual basis. Effective January 1, 2012, the Company adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 18 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than a year with the Company. The employer's non-elective profit sharing contributions vest 100% after three years. The Company profit sharing contributions are discretionary and are determined each year by the Company. At December 31, 2021, the Company has accrued $498,000 of contributions.

NOTE 5: OPERATING LEASE RIGHT-OF-USE ASSET AND LEASE LIABILITY

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). The core principle of ASC 842 is that an entity should recognize on its balance sheet assets and liabilities arising from a lease. In accordance with that principle, ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as finance or operating lease. This new accounting guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the new accounting guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020.

NOTE 5: OPERATING LEASE RIGHT-OF-USE ASSET AND LEASE LIABILITY(Continued)

On January 1, 2019, the Company adopted ASC 842 using a modified retrospective approach. All remaining future lease payments was result in a gross up in the statement of financial position with a liability for the amount of discounted future lease payments and a corresponding amount allocated to a lease asset. As of December 31, 2021, the operating lease right-of-use asset and lease liability are valued at $51,860 and $53,973, respectively.

Future minimum lease payments under non-cancellable operating lease as of December 31, 2021 are as follows:

For the year ended December 31,	Amount
2022 and Thereafter	55,676
Total	$ 55,676

For purpose of net capital computation, the operating lease right-of-used asset is classified as an allowable asset to the extent of the corresponding lease liability. Moreover, the corresponding lease liability is excluded from the total aggregate indebtedness to the extent of the associated operating lease asset.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 7: GUARANTEES

FASS ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASS ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: SUBSEQUENT EVENTS

In March of 2021 the Company received $208,397 from the SBA Payroll Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. As of December 31, 2021, the Company has submitted for loan forgiveness, and in accordance with FINRA guidance, has included the entire amount as allowable for net capital computation up the amount of Qualified Expenditures totaling $208,397. On February 4, 2022, the Company received the approval from the Small Business Administration indicating that it has completed the review of the Company's forgiveness application. Accordingly, all principal and interest under the loan has been remitted, and therefore, forgiven in full. For purposes of financial statement presentations, the Company has recorded the forgiveness as a deduction of Employee Compensation and benefits in the accompanying financial statements.

NOTE 9: SUBSEQUENT EVENTS (CONTINUED)

As the result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen.   The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

The Company has evaluated other events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASS") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASS issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $2,057,181 which was $1,957,181 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness of $33,002 to net capital was 0.02 to 1.

BACKSTROM MCCARLEY BERRY & CO., LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2021

Computation of net capital		
Members' Equity	1,606,801	
Total Members' Equity		$ 1,606,801
Add:		
Other allowable credits		498,000
Total Members' Equity qualified for net capital		2,104,801
Account receivable, net	(339)	
Prepaid expenes	(47,281)	
Total non-allowable assets		(47,620)
Net Capital		2,057,181
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 2,200	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 1,957,181
Aggregate indebtedness		$ 33,002
Ratio of aggregate indebtedness to net capital		0.02: 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2021.

BACKSTROM MCCARLEY BERRY & CO., LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2021

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.



LMHS, P.C.
Crrtijiul Puhlir An-ountf1n/J mu/ AtlviJon

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Backstrom Mccarley Berry & Co, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Backstrom Mccarley Berry & Co, LLC Exemption Report in which (1) Backstrom Mccarley Berry & Co, LLC, identified the following provisions of 17 C.F.R. §I 5c3-3(k) under which Backstrom Mccarley Berry & Co, LLC claimed an exemption from 17 C.F.R. §240. l 5c3-3: (k)(2)(ii) (the "exemption provision") and (2) Backstrom McCarley Beny & Co, LLC stated that Backstrom Mccarley Berry & Co, LLC met the identified exemption provision throughout the most recent fiscal year of 2021, without exception. Backstrom McCarley Berry & Co, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Backstrom McCarley Beny & Co, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression ofan opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lt1H /J, e,

LMHS, P.C.
We have served as the Backstrom McCarley Berry & Co, LLC's auditor since 2020.
Norwell, Massachusetts

February 25, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Alemb.!rs of AICPA)'''



Backstrom Mccarley Berry & Co., LLC

Assertions Regarding Exemption Provisions

We, as members of management of Backstrom McCarley Berry & Co., LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule l 7a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption repo11 prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule I 5c3-3 by operating under the exemption provided by Rule I 5c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January I, 2021 through December 31, 2021.

Backstrom McCarley Berry & Co., LLC

By: ______________________

Vincent E. Mccarley, CEO
Date: 2/25/2022

115 Sansomc Street, Mezzanine A 0 San Francisco, CA 94104 0 Tel: 415-392-5505 0 Fax: 415-392-5276

Member: FINRA, SIPC'



LMHS, P.C.
Certified Public Aaowu,mts ftml Ar/visors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Members of
Backstrom Mccarley Berry & Co, LLC
San Francisco, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Forni SJPC-7) for the year ended December 31, 2021. Management of Backstrom McCarley Berry & Co, LLC (Company) is responsible for its Fonn SIPC-7 and for its compliance with the applicable instructions on Fonn SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures perfonned are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Fom1 SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for detennining whether the procedures perfo1111ed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we perfonned and the associated fu1dings are as follows:

I. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SI PC-7 for the year ended December 31, 2021, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

l11is report is intended solely for the infonnation and use of the Company and SJPC and is not .intended to be, and should not be, used by anyone other than these specified parties.

l l'/ ll6i1/e,

LMHS, P.C.
We have served as the Backstrom Mccarley Beny & Co, LLC's auditor since 2020.
Norwell, Massachusetts

February 25, 2022

SIPC-7 (36-REV 12/18)

SEC UR ITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2021**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1?a-5:

Backstrom Mccarley Berry & Co., LLC
115 Sansome St., Mez A
San Francisco, CA 94104

7

L _J

Note: II any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $1,820

B. Less payment made with SIPC-6 filed **(exclude interest)** (1,212
7/30/2021
Date Paid

C. Less prior overpayment applied *Overpayment from SIPC-7 filed for 12/31/2020 (_3_7_3

D. Assessment balance due or (overpayment) _2_3_5

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) **$235**

G. **PAYMENT:** the box r7l ☐ q
Check mailed to P.O. **Box** Funds Wired ACH 235
Total (must be same as F above)

H. Overpayment carried forward $(______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Backstrom Mccarley Berry & Co., LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 9th day of February ,20 - CEO
(Tille)

This form and the assessment payment Is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

ffi Dates: ______ Postmarked ______ Received ______ Reviewed

;:: LU > Calculalions _ Documentation _ _ Forward Copy____ _

LU cc: c..:, Exceptions:

o... vi Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1.,.,1..1. 2..0.2,.,.1.,.....,.....
and ending ..1213.1.12.;;..02;.;;....1_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — **$3,205,203**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — **1,927,482**

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — **64,341**

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i} certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of lolal interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — **1,991,823**

2d. SIPC Net Operating Revenues — **$1,213,380**

2e. General Assessment@ .0015 — **$1,820**

(to page 1, line 2.A.}